EXHIBIT 11 — COMPUTATION OF EARNINGS PER SHARE

	Post-merger	Pre-merger	Pre-merger	Pre-merger	Pre-merger
	Period from	Period from	Period from July	Nine months	Three months
	July 31 through	January 1	1 through July	ended	ended
	September 30,	through July 30,	30,	September 30,	September 30,
(In thousands, except per share data)	2008	2008	2008	2007	2007
Basic and diluted Numerator:
Income (loss) before discontinued operations	$(43,719)	$396,289	$(42,397)	$564,424	$253,398
Income (loss) from discontinued operations, net	(1,013)	640,236	(3,058)	53,524	26,338

Net income (loss) — basic and diluted	$(44,732)	$1,036,525	$(45,455)	$617,948	$279,736

Denominator:
Weighted average common shares — basic	81,242	495,044	495,465	494,261	494,568
Effect of dilutive securities:
Stock options and restricted stock	252	1,475	340	1,319	1,600
Less: anti-dilutive items	(252)	—	(340)	—	—

Denominator for net income per common share — diluted	81,242	496,519	495,465	495,580	496,168

Net income (loss) per basic common share:
Income (loss) before discontinued operations	$(.54)	$.80	$(.09)	$1.14	$.52
Income (loss) from discontinued operations, net	(.01)	1.29	(.00)	.11	.05

Basic	$(.55)	$2.09	$(.09)	$1.25	$.57

Net income (loss) per diluted common share:
Income (loss) before discontinued operations	$(.54)	$.80	$(.09)	$1.14	$.51
Income (loss) from discontinued operations, net	(.01)	1.29	(.00)	.11	.05

Diluted	$(.55)	$2.09	$(.09)	$1.25	$.56